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                                January 19, 2024

       Joseph Davy
       Chief Executive Officer
       Banzai International, Inc.
       435 Ericksen Ave, Suite 250
       Bainbridge Island, Washington 98110

                                                        Re: Banzai
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-276307

       Dear Joseph Davy:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 Filed December 29, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid or
will pay for such securities.
   2.                                                   Disclose the exercise
prices of the warrants compared to the market price of
                                                        the underlying
securities. Disclose that cash proceeds associated with the exercise of warrants are dependent
on your stock price, that the Public Warrants and the GEM
                                                        Warrants are currently
out of the money and, therefore, the company is unlikely to receive proceeds from the
exercise of the warrants. Furthermore, the GEM Warrants may be exercised on a cashless
basis, which means the company may not receive cash for the
                                                        exercise of the GEM
Warrants if they are in the money. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section. As applicable, describe the impact on
your liquidity and update the discussion on the ability of your company to fund your
operations on a prospective basis with your current cash on hand.
 Joseph Davy
FirstName  LastNameJoseph
Banzai International, Inc. Davy
Comapany
January 19,NameBanzai
            2024         International, Inc.
January
Page 2 19, 2024 Page 2
FirstName LastName
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Please revise the cover page to highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors, page 12

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Sellling Securityholders, page 16

5. Please explain the discrepancies between the selling securityholder table and the beneficial ownership table with regard to the number of shares beneficially owned by 7GC
         & Co. Holdings LLC and ALCO Investment Company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
64

6. We note that the projected revenues for Legacy Banzai 2023 were $5.233 million, as set forth in the unaudited prospective financial information management prepared and
         provided to the Board, the company   s financial advisors and the SPAC
in connection with
         the evaluation of the Business Combination. We also note that actual revenues for the nine months ended September 30, 2023 were approximately $3.4 million. It appears that you will miss your 2023 revenue projection. Please revise your disclosure in Liquidity and
         Capital Resources, and elsewhere, to provide updated information about
the company   s
         financial position and further risks to the business operations and liquidity in light of these circumstances.
Liquidity and Capital Resources, page 78

7. Please discuss the changes in the company's liquidity position and capital resources since the Business Combination. For example,
 Joseph Davy
FirstName  LastNameJoseph
Banzai International, Inc. Davy
Comapany
January 19,NameBanzai
            2024         International, Inc.
January
Page 3 19, 2024 Page 3
FirstName LastName
                disclose the total number of public shares that were redeemed in connection with the
              Business Combination and the resulting amount of funds you received from the trust account;
                disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination;
                discuss any material changes to the amount, material terms or maturity dates of your debt;
                discuss how it is unlikely that the company will receive significant proceeds from exercises of the Public Warrants or GEM Warrants because of the disparity between the exercise price of these warrants and the current trading price of the Class A common stock;
                discuss the likelihood that you would be able to have access to the full $100 million amount under the standby equity purchase agreement with you entered into with
              Yorkville in light of your current market price and trading volume;
                disclose that this offering involves the potential sale of a substantial number of shares for resale and discuss how such sales could impact the market
price of the company   s
              ordinary shares; and
                disclose that 7GC & Co. Holdings LLC, a beneficial owner of over 29% of your outstanding shares, and Mr. Joseph Davy, who holds approximately 64.7% of the company's aggregate voting power, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Executive and Director Compensation, page 105

8. Please update your executive compensation disclosure to reflect the fiscal year ended
         December 30, 2023.
Plan of Distribution, page 137

9. You indicate that the selling securityholders may sell their securities in connection with short sales. Please clarify that any short sales must be made after effectiveness of the registration statement. Refer to the Division of Corporation Finance Compliance and
         Disclosure Interpretations, Securities Act Sections, Interpretation 139.11
General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the
 Joseph Davy
Banzai International, Inc.
January 19, 2024
Page 4
       current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
11. It appears that the GEM Convertible Debenture has not been issued. In this regard, we note disclosure that it is "to be issued in a private placement to GEM pursuant to that certain binding term sheet (the 'GEM Term Sheet') dated as of December 13, 2023 between Legacy Banzai and GEM." You also disclose that "the documentation of such debenture to be agreed upon and finalized promptly following the Closing." However, we note that neither the Term Sheet nor the documentation of such debenture have been filed as an exhibit to the current registration statement that registers the shares issuable upon conversion of the Gem Convertible Debenture. Please advise why you believe it is appropriate to register the resale of these shares at this time. Refer to the Division of
       Corporation Finance Compliance and Disclosure Interpretations, Securities Act
       Sections, Question 139.11.
12. Please disclose the material terms of the warrants, notes and debentures that overlie the securities being registered, including the exercise and conversion prices. If the exercise and conversion prices are not fixed, describe how the prices are determined.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alexandra Barone at 202-551-8816 or Kathleen Krebs at 202-551-3350
with any other questions.



                                                              Sincerely,
FirstName LastNameJoseph Davy
                                                              Division of
Corporation Finance
Comapany NameBanzai International, Inc.
                                                              Office of
Technology
January 19, 2024 Page 4
cc:       Michael P. Heinz, Esq.
FirstName LastName